September 8, 2016

Mary Ann Dobelbower

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Dobelbower:

On June 30, 2016, Advisers Investment Trust (the “Trust”) filed Post-Effective Amendment No. 47 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, JOHCM International Opportunities Fund (the “Fund”), to the Trust. On August 19, 2016, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1.     Comment – Prospectus Page 1. The Fund does not assess any Shareholder Fees and may want to consider deleting that section of the fee table.

Response: The Fund will consider deleting the Shareholder Fees section from the fee table at the time of the annual update to its registration statement.

2.     Comment – Prospectus Page 2. Please explain supplementally how the Fund will invest in companies that are tied economically to countries around the world.

Response: As a fundamental investor, the Adviser selects a company based upon its overall economic exposure to a particular country or countries. Overall economic exposure may include the location of a company’s assets in a particular country or countries, or a company’s expected total revenues or profits from, goods or services produced in or sales made in a country or countries.

3.     Comment – Prospectus Page 2. Please explain supplementally the percentage of the Fund’s assets that will be invested in P-notes and confirm that the Fund will not invest more than 15% of its assets in all illiquid securities, including P-notes.

Response: The Fund does not intend to invest more than 15% of its assets in P-notes. Furthermore, the Fund does not intend to invest more than 15% of its assets in all illiquid securities, including P-notes.

4.     Comment – Prospectus Page 2. Please define the term “medium term”.

Response: The second paragraph under the heading titled “Principal Investment Strategy” has been deleted and replaced with the following disclosure:

The Adviser aims to achieve above-average risk-adjusted equity returns, over the medium term period of three to five years. The Adviser believes this is best achieved by investing in a concentrated, benchmark agnostic portfolio of attractively valued high quality companies. Such companies have long term competitive advantages which allow intrinsic value to be estimated with confidence, on the basis of their long term cash flows. The Adviser prioritizes companies that are able to reliably generate cash flow and reinvest it at high marginal returns in order to grow their intrinsic value. As a result they become more valuable over time.

5.     Comment – Prospectus Page 2. Please redraft in plain English the third sentence in the second paragraph under the heading Principal Investment Strategy.

Response: Please refer to the revised second paragraph provided in response to Comment #4 above.

6. Comment – Prospectus Page 2. The last sentence in the third paragraph under the heading Principal Investment Strategy states that the “Fund may hold up to 20% of its net assets in cash and cash equivalents such as U.S. government Treasury bills, bank certificates of deposit, bankers’ acceptances, corporate commercial paper and other money market instruments during periods when there are more assets to sell than to buy.” Is this a principal strategy? If not, please move this disclosure to the appropriate part of the prospectus.

Response: The sentence has been deleted from page 2 of the prospectus as it is more appropriately disclosed in the fourth paragraph on page 4 under the section titled “Principal Investment Objectives and Strategies – Policies and Strategies”

7.     Comment – Prospectus Page 3. The prospectus contains geographic concentration risk disclosure. If the Fund intends to concentrate its investments in a particular geographic region, please identify that region and disclose the relevant risks.

Response: The Fund has not adopted a policy to concentrate in any particular countries or regions and does not intend to concentrate. However, the Fund’s investments may on occasion be concentrated in a particular country or region to due to attractive investment opportunities presented at the time.

8.     Comment – Prospectus Page 3. Please add additional P-note risk disclosure.

Response: The disclosure in question has been revised as follows:

Participatory Notes Risk. P-notes, which are designed to replicate the performance of certain issuers and markets where direct investment is either impossible or difficult due to local restrictions, represent interests in securities listed on certain foreign exchanges, and thus present similar risks to investing directly in such securities. P-notes also expose investors to counterparty risk, which is risk that the entity issuing the note may not be able to honor its financial commitments. Some P-notes may be considered illiquid.

9.     Comment – Prospectus Page 3. Please revise the Limited History of Operations risk disclosure to state that the Fund has no history of operations.

Response: The Fund’s investment adviser has managed international and global mutual funds for a number of portfolios. Therefore, the disclosure has been revised as follows:

Although the Adviser manages other international and global investment portfolios, the Fund is a newly organized, diversified, open-end management investment company with a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision.

10.   Comment – Prospectus Page 4. In the third paragraph under the heading Principal Investment Strategy – Policies and Strategies, please disclose the “long-term trends and themes” that are identified by the Adviser. Also, describe in plain English how the Adviser selects companies for investment.

Response: The third paragraph has been deleted and replaced with the following disclosure:

The Adviser aims to identify companies with long term competitive advantages which allow intrinsic value to be estimated with confidence, on the basis of their long term cash flows. The Adviser seeks to invest in well-managed companies with strong balance sheets, able to generate cash flows and reinvest wisely to create sustainable, compounding returns. The Fund will typically own less than 50 holdings.

11.   Comment – Prospectus Page 4. Please redraft in plain English the third paragraph under the heading Principal Investment Strategy – Policies and Strategies.

Response: Please refer to the revised third paragraph provided in response to Comment #10 above.

12.   Comment – Prospectus Page 5. The Equity Securities Risk and Currency Risk sections mention derivatives and foreign currency exchange contracts. Supplementally confirm whether the Fund intends to invest in derivatives as part of its principal investment strategy. If so, please disclose that fact in the summary prospectus and add the relevant risk disclosure.

Response: The Fund does not intend to invest in derivatives as part of its principal investment strategy.

13.   Comment – Prospectus Page 14. Please explain supplementally the meaning of this sentence:

These additional cash payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders.

Response: This sentence has been deleted.

The Trust has authorized me to convey to you that it acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Dina Tantra

Dana Gentile